June 12, 2023
VIA EDGAR
Taylor Beech
Donald Field
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	CAVA Group, Inc.
Acceleration Request for CAVA Group, Inc.
Registration Statement on Form S-1
File No. 333-272068
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), CAVA Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 14, 2023, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.
If you require any additional information with respect to this letter, please contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 of Simpson Thacher & Bartlett LLP.
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Very truly yours,

CAVA GROUP, INC.

By:	/s/ Robert Bertram
	Name:	Robert Bertram
	Title:	Chief Legal Officer
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